4301 WILSON BOULEVARD

ARLINGTON, VA 22203-1860

1-800-258-3030

www.homesteadfunds.com

August 21, 2014

Via EDGAR

Christina DiAngelo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Homestead Funds, Inc. (the “Registrant”)

       File Nos. 811-06136; 33-35788

This letter contains Registrant’s responses to comments provided by you via telephone conversation on July 25, 2014 with respect to Registrant’s Annual Report for the fiscal year ended December 31, 2013, as filed as part of Form N-CSR on March 7, 2014 (the “Annual Report”). The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Annual Report and Prospectus;

•	comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to Staff comments in the Annual Report or Prospectus reviewed by the Staff do not preclude the SEC from taking any action with respect to the Annual Report or Prospectus; and

•	the Registrant will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, each of your comments is set forth below and is followed by the Registrant’s response.

Division of Investment Management

August 21, 2014

Comment 1:	In the Schedules of Investments, in future filings, Funds that have an investment in the State Street Institutional Liquid Reserve Fund should indicate what class of shares are held, in the event there are multiple classes of shares.

Response:	Comment accepted. In future filings, we will add the class of shares held in the State Street Institutional Liquid Reserve Fund.

Comment 2:	Please explain the nature of the revision for 2009 and 2011 referred to in the Financial Highlights and Notes to Financials.

Response:	As part of the 2012 audit, it was discovered that taxable income for the International Value Fund was incorrectly calculated in 2009 & 2011, due to the tax adjustments on currency gains and losses. As a result, the International Value Fund distributed more income than necessary to shareholders. The amount of the over distribution should have been reported in the financials as a return of capital in 2009 and 2011 instead of as an income distribution. The revision had no impact on net assets, total distributions or total return.

Comment 3:	In Note 1 – Organization, for future filings, consider disclosing if Funds are diversified or non-diversified.

Response:	Comment accepted. In future filings, we will include disclosure regarding whether the Funds are diversified or non-diversified.

Comment 4:	In Note 2 – Summary of Significant Accounting Policies, for future filings, enhance disclosure regarding reason for transfers from Level 2 to Level 3 or Level 3 to Level 2.

Response:	Comment accepted. In future filings, we will enhance the disclosure regarding reasons for transfers between Level 2 to Level 3 or Level 3 to Level 2.

Comment 5:	In Note 3 – Federal Income Tax Information, it was noted that the Short-Term Government Securities Fund disclosed a return of capital of $2,424, which was not reflected in the Statement of Changes.

Response:	Comment acknowledged. The return of capital amount for Short-Term Government Securities Fund was deemed immaterial for the year.

Division of Investment Management

August 21, 2014

Comment 6:	In Note 6 – Other, ensure that in future filings when you report a temporary overdrawn balance, your disclosure includes all requirements of Regulation S-X, regarding borrowing arrangements.

Response:	Comment acknowledged. In future filings, we will include the average amount of borrowings and the interest rate paid on temporary overdrafts. Please note that Homestead Funds does not have any line of credit arrangements with the custodian, as reflected in the sample disclosure provided by the SEC. During the year, overdrafts are infrequent and interest on overdrafts is an immaterial expense. The overdraft reported at December 31, 2013 for the Daily Income Fund was the result of an error made by the custodian and no interest was charged to the Fund.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact the undersigned at (703) 907-5952, if you have any questions concerning the foregoing.

Sincerely,

/s/ Amy DiMauro
Amy DiMauro Treasurer, Homestead Funds, Inc.

cc:	Peter Morris
President and Chief Executive Officer, Homestead Funds, Inc.

Cindy Dove,
Vice President and Chief Operating Officer, Homestead Funds, Inc.

Danielle C. Sieverling
Chief Compliance Officer, Homestead Funds, Inc.

Kelly Bowers Whetstone, Esq.
Secretary, Homestead Funds, Inc.